UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

In anticipation of the expiration on March 31, 2010 of that certain Services and Development Agreement dated as of January 1, 2009 between NTS Mortgage Income Fund (the "Fund") and Residential Management Company, a Kentucky corporation ("Residential"), as amended pursuant to that certain First Amendment to Services and Development Agreement dated as of December 31, 2009 between the Fund and Residential (collectively, the "Agreement"), the Fund and Residential entered into a Second Amendment to Services and Development Agreement ("Second Amendment") on March 18, 2010. The Second Amendment extends the term of the Services and Development Agreement ("Agreement") from March 31, 2010 until June 30, 2010. The Agreement superseded and replaced all of the Fund's previous property management agreements except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Other than extending the term of the Agreement, the Second Amendment does not modify any other provisions of the Agreement and the calculation of compensation and expense reimbursements to be received by NTS remains the same.

Also, on March 18, 2010, the Audit Committee of the Fund received a letter from Residential and NTS Development Company, a Kentucky corporation ("NTS"), containing Residential's and NTS' agreement to defer payment of amounts due them from the Fund evidenced by promissory notes, and to make advances to cover expenses of the Fund not otherwise evidenced by promissory notes as of March 18, 2010 through June 30, 2010. As of March 18, 2010, the Fund owed $4,695,488.95 to NTS and its affiliates. Unless Residential and NTS otherwise agree, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association. NTS and its affiliates most likely will require that the Fund and its subsidiaries execute promissory notes evidencing the obligation to repay the deferred amounts and the advances. Based on the Fund's current budget, it is unlikely that the Fund and its subsidiaries will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension of the maturity date for the notes or refinance the unpaid balance prior to the current maturity. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

On February 26, 2010, the Fund issued a Form 8-K which reported that the Fund and its subsidiaries had entered into nine promissory notes payable to the order of NTS, Residential and affiliates, all of which notes were dated as of February 1, 2010 and are scheduled to mature on March 31, 2010. The combined total amount due under these notes is $4,533,647.83. All of these notes have been modified by written amendments effective as of March 31, 2010 to extend their respective maturity dates until June 30, 2010. Other than the extension of the maturity date, all terms and conditions of these promissory notes remain the same.

Copies of the executed documents are attached to this Current Report on Form 8-K as Exhibits 10.1 – 10.11 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits:

   10.1   Second Amendment to Services and Development Agreement
   10.2   Letter to the Audit Committee dated March 18, 2010
   10.3   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS Mortgage Income Fund payable to NTS Development Company
   10.4   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Virginia Development Company payable to NTS Development Company
   10.5   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Virginia Development Company payable to Residential Management Company
   10.6   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Virginia Development Company payable to NTS Financial Partnership
   10.7   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Lake Forest II Residential Corporation payable to Residential Management Company
   10.8   First Amendment to Promissory Note dated as of February 1, 2010, made by NTS Mortgage Income Fund payable to Residential Management Company
   10.9   First Amendment to Promissory Note dated as of February 1, 2010, made by NTS/Lake Forest II Residential Corporation payable to NTS Development Company
   10.10 First Amendment to Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by Orlando Lake Forest Joint Venture payable to Residential Management Company
   10.11 First Amendment to Amended and Restated Promissory Note dated as of February 1, 2010, made by Orlando Lake Forest Joint Venture payable to NTS Development Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: March 18, 2010

SECOND AMENDMENT TO

SERVICES AND DEVELOPMENT AGREEMENT

THIS SECOND AMENDMENT TO SERVICES AND DEVELOPMENT AGREEMENT (the "Agreement") is made and entered into as of the 31st day of March, 2010, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"), and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential")

RECITALS

A. Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009 (collectively, the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement;

B. The Term of the Agreement was extended until March 31, 2010;

C. Fund and Residential now desire to further extend the Term of the Agreement through June 30, 2010, and to modify Section 2.2 thereof;.

NOW, THEREFORE, in consideration of their mutual undertakings, IT IS AGREED by and between the parties hereto as follows:

1. As of the date of this Second Amendment, the Term of the Agreement is hereby extended through June 30, 2010.

2. Section 2.2 of the Agreement is hereby modified and amended to read as follows:

> "Subject to Section 2.3 hereof, the term of this Agreement shall be for a period commencing on the effective date hereof and ending on June 30, 2010 (the "Term")."

3. Section 2.3 of the Agreement is hereby amended and modified to read as follows:

> "This Agreement may be renewed only by written agreement of both parties on or before the expiration of the Term."

4. This Second Amendment may be signed in multiple counterparts, and, when counterparts are executed by all parties, such counterparts shall be deemed an original instrument.

5. The parties agree that except as expressly amended or modified above, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have entered into this Second Amendment to Services and Development Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By:

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Brian F. Lavin
Chief Executive Officer and President

RESIDENTIAL:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By: ‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Gregory A. Wells
Executive Vice President



NTS

10172 Linn Station Road
Louisville, KY 40223

March 18, 2010

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of March 18, 2010, and to permit any such amounts to accrue from the date of this agreement through June 30, 2010, other than as permitted by cash flows of the Fund. As of March 18, 2010, the Fund owed $4,695,488.95 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between March 18, 2010 and June 30, 2010, and for those expenses provided for in the Fund's 2010 Budget as approved by the Fund's Board of Directors through June 30, 2010. Unless NTS otherwise agrees, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates which shall mature on June 30, 2010. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently 5.34%.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.

J.D. Nichols
Chairman of NTS Development Company
and Residential Management Company

Brian F. Lavin
President of NTS Development Company
and Residential Management Company

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS MORTGAGE INCOME FUND**, a Delaware corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of Four Hundred Eighty Seven Thousand One Hundred Dollars and Seventy Three Cents ($487,100.73) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

BORROWER:

NTS DEVELOPMENT COMPANY, a Kentucky corporation

NTS MORTGAGE INCOME FUND, a Delaware corporation





By: _____
    Brian F. Lavin, President

By: _____
    Gregory A. Wells,
    Secretary/Treasurer/Chief Financial Officer

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of Fifty Nine Thousand Seven Hundred Forty Eight Dollars and Eighty Cents ($59,748.80) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

BORROWER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation



By: _____
    Brian F. Lavin, President



By: _____
    Gregory A. Wells
    Executive Vice President

2

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of Three Million Seventy Four Thousand Four Hundred Seventeen Dollars and Seventy Nine Cents ($3,074,417.79) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

BORROWER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation

NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation



By: _____
Brian F. Lavin, President

By:  _____
Gregory A. Wells,
Executive Vice President

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of Six Hundred Sixty Three Thousand Four Hundred Fifty Dollars and Twenty Five Cents ($663,450.25) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER: **BORROWER:**

NTS FINANCIAL PARTNERSHIP,   **NTS/VIRGINIA DEVELOPMENT COMPANY**, a
a Kentucky general partnership   Virginia corporation
By: NTS Capital Corporation, General
Partner



By:    By:

Brian F. Lavin, President   Gregory A. Wells,
                                             Executive Vice President

2

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of One Hundred Eighteen Thousand Five Hundred Forty Two Dollars and Sixty Six Cents ($118,542.66) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5. <u>No Novation</u>. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

BORROWER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation



By: _____
Brian F. Lavin, President



By: _____
Gregory A. Wells,
Executive Vice President

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS MORTGAGE INCOME FUND,** a Delaware corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower has made payable to the order of Lender that certain Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of One Thousand One Hundred Fifty Two Dollars ($1,152.00) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

<u>**LENDER:**</u>

**RESIDENTIAL
MANAGEMENT COMPANY,**
a Kentucky corporation



By: _____
      Brian F. Lavin, President

<u>**BORROWER:**</u>

NTS MORTGAGE INCOME FUND, a Delaware corporation



By: _____
      Gregory A. Wells,
      Secretary/Treasurer/Chief Financial Officer

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A. Borrower has made that certain Promissory Note dated as of February 1, 2010, payable to the order of Lender, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of Three Thousand Two Hundred Thirty Seven Dollars and Two Cents ($3,237.02) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B. Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1. <u>Accuracy of Recitals</u>. Borrower acknowledges the accuracy of the Recitals stated above.

2. <u>Amendment of Note</u>. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3. <u>Ratification of Note</u>. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4. <u>Counterpart Execution</u>. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5. <u>No Novation</u>. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER: **BORROWER:**

NTS DEVELOPMENT COMPANY,   **NTS/LAKE FOREST II RESIDENTIAL**
a Kentucky corporation   **CORPORATION**, a Kentucky corporation



By: _____   By: _____
Brian F. Lavin, President   Gregory A. Wells,
                                                           Executive Vice President

2

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of One Hundred Four Thousand Five Hundred Sixty Five Dollars and Forty One Cents ($104,565.41) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

BORROWER:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture
By: Orlando Lake Forest, Inc., its Managing General Partner



By: _____
　　Brian F. Lavin, President



By: _____
　　Gregory A. Wells,
　　Executive Vice President

FIRST AMENDMENT TO AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of March 31, 2010 by and between [i] **ORLANDO LAKE FOREST JOINT VENTURE,** a Florida joint venture, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Amended and Restated Promissory Note dated as of February 1, 2010, evidencing amounts due from Borrower to Lender on or before March 31, 2010 in the face principal amount of Twenty One Thousand Four Hundred Thirty Three Dollars and Seventeen Cents ($21,433.17) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from March 31, 2010 to June 30, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from March 31, 2010 until June 30, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

<u>**LENDER:**</u>

NTS DEVELOPMENT COMPANY,
a Kentucky corporation



By: _____
Brian F. Lavin, President

<u>**BORROWER:**</u>

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., Inc.,
       Managing General Partner



By: _____
      Gregory A. Wells,
      Executive Vice President